

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
John H. Isbrandtsen
Sequoia Mortgage Funding Corporation
Sequoia Residential Funding, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> Re:     **Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2013**
> **File Nos. 333-189370 and 333-189370-01**

Dear Mr. Isbrandtsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.    Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

<u>Prospectus Supplement Related to the Certificates (Version 3)</u>

<u>Risk Factors, page S-8</u>

<u>Pre-offering Review of the Mortgage Loans Underlying the Securities May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-13</u>

2.      We believe there is language in this risk factor that appears to disclaim your responsibility to comply with Rule 193 under the Securities Act.  In this regard, your risk factor disclosure states that there can be "no assurance" that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans will perform.  Similar language appears on page S-47.  Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects.  Accordingly, please revise and confirm that the sponsor will comply with Rule 193.

3.      We note your statement that these review procedures were intended to discover "certain material discrepancies and possible material defects in the mortgage loans reviewed."  As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects.  Therefore, revise to delete "certain" and explain what discrepancies are being reviewed.

4.      Please clarify your statement that "the review of the analyses by the sponsor and the seller may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered."  It is not clear why the review of the sponsor and the seller could erroneously not have "indicated" a defect if the third party determined the original appraisal was not supportable.   Also, please confirm that the sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

<u>Description of the Certificates, page S-31</u>

<u>Exchangeable Certificates, page S-32</u>

5.      In this section, we note your use of the capitalized terms "Exchangeable Certificates" and "Exchanged Certificates" which have not been defined. Elsewhere, your disclosure uses the defined, but not capitalized, terms "exchangeable certificates" and "exchanged certificates" (see, for example, page S-34).  Additionally, in this section, it appears you use the phrase "exchanged certificates" to mean exchangeable and exchanged certificates that are being exchanged in an exchange transaction, which is inconsistent with the definition of "exchanged certificates" stated elsewhere. Please revise as appropriate.

Pre-Offering Review of the Mortgage Loans, page S-44

Introduction, page S-44

6.      We note your disclosure that the sponsor conducted a review for the purpose of providing reasonable assurance that the disclosure regarding the mortgage pool in the prospectus supplement is accurate in all material respects. Please include a conclusion in your disclosure as to whether the sponsor's pre-offering review provided the sponsor with such reasonable assurance. See Item 1111(a)(7)(ii) of Regulation AB and Rule 193 under the Securities Act.

Annex D, page D-1

7.      We note your statement that the combinations set forth in Annex D are illustrative only and not intended to describe all possible combinations of exchangeable and exchanged certificate that may be provided for in a prospectus supplement. Do you intend to use these illustrative examples in each relevant prospectus supplement, or will the relevant prospectus supplement disclose the actual combinations available for the applicable takedown? If the actual combinations will be disclosed, please add brackets where appropriate to clarify that the information in Annex D may be modified.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3850, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc:     Andrew P. Stone, Esq.
        Redwood Trust, Inc.

        Phillip R. Pollock, Esq.
        Weintraub Tobin Chediak Coleman Grodin Law Corporation